Prospectus Supplement No. 4	Filed pursuant to Rule 424(b)(3)
(To the Prospectus dated September 2, 2011)	Registration Number 333-173817

59,981,528 shares of Class A Common Stock

1,829,339 shares of Class B Non-Voting Common Stock

This prospectus supplement supplements the prospectus dated September 2, 2011 relating to the offer and sale from time to time by the selling stockholders identified in the prospectus of (i) 59,981,528 shares of Class A Common Stock, including up to 482,625 shares of Class A Common Stock issuable upon exercise of outstanding warrants, and (ii) 1,829,339 shares of Class B Non-Voting Common Stock (together with the Class A Common Stock, the “Common Stock”) of Air Lease Corporation, as supplemented by prospectus supplement No. 1 dated November 10, 2011, prospectus supplement No. 2 dated November 15, 2011 and prospectus supplement No. 3 dated November 16, 2011 (as so supplemented, the “prospectus”). This prospectus supplement should be read in conjunction with the prospectus which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is filed for the purposes of including the information contained in our current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 21, 2011.

Our Class A Common Stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “AL.” On November 18, 2011, the last reported sale price of our Class A Common Stock on the NYSE was $22.68 per share. Our Class B Non-Voting Common Stock is not currently listed on any national securities exchange or market system.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 21, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

November 21, 2011

Date of Report

(Date of earliest event reported)

AIR LEASE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35121	27-1840403
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2000 Avenue of the Stars, Suite 1000N Los Angeles, California		90067
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (310) 553-0555

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02	Unregistered Sales of Equity Securities.

On November 21, 2011, Air Lease Corporation (the “Company”) completed its offering of $200 million aggregate principal amount of 3.875% convertible senior notes due 2018 (the “Notes”) in an offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The net proceeds from this offering were approximately $191.8 million, after deducting the initial purchasers’ discount and estimated expenses payable by the Company.

The Notes were issued under an indenture, dated as of November 21, 2011, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will bear interest at a rate of 3.875% per annum, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2012. The Notes will mature on December 1, 2018, unless earlier purchased or converted. The Company does not have the right to redeem the Notes prior to the maturity date. The Notes will rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

Holders of the Notes may convert their Notes into shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), at their option at any time prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, the Company will deliver for each $1,000 principal amount of converted Notes a number of shares of Class A Common Stock equal to the conversion rate set forth in the indenture (with a cash payment in lieu of any fractional share). The initial conversion rate is 33.0836 shares of Class A Common Stock per $1,000 principal amount of Notes. As set forth in the indenture, the conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

The Notes, and the shares of Class A Common Stock issuable upon conversion of the Notes, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company offered and sold the Notes to the initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. The Notes were sold by the initial purchasers only to qualified institutional buyers in accordance with Rule 144A under the Securities Act.

The Company shall furnish a copy of the indenture governing the Notes to the Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AIR LEASE CORPORATION

Date: November 21, 2011	/s/ Grant A. Levy
Grant A. Levy
Executive Vice President, General Counsel and Secretary